------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 7 )


             Fields Technologies, Inc f/k/a AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Vanessa H. Lindsey
                          1941 Southeast 51st Terrace
                                Ocala, FL 34471
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 13, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4   Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  03073A103                13D/A                 Page  2 of 4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     The Yankee Companies, Inc. 59-3532520

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                   00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    4,878,287
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,878,287
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             4,878,287

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  03073A 10 3                13D/A                Page  3  of 4 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
                                  Commom Stock
                 Fields Technologies, Inc. f/k/a AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  The Yankee Companies, Inc.

     (b)  2500 N. Military Trail, Suite 225; Boca Raton, Florida 33431

     (c) Company engaged in provision of diversified consulting to other corporations

     (d)  None

     (e)  None

     (f)  United States of America, Florida

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Funds are from the Yankee Companies. Inc, stockholders and from Company funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)  Not Applicable

     (b)  Not Applicable

     (c) On May 3, 2001 and again on June 8, 2001, Yankees exercised its warrant with the Issuer and acquired a total of 3,122,995 shares of the Issuer's common stock; all of these shares, however, were subsequently distributed to Yankees' stockholders as a stock dividend. On May 25, 2001, the Issuer and Yankees signed a settlement agreement that terminated the consulting agreement between the Issuer and Yankees and transferred the Issuer's remaining subsidiaries to Yankees. The settlement agreement is incorporated by reference, see "Item 7. Material to be filed as Exhibits" to this Schedule 13D. On June 1, 2001, Yankees converted 259,667 shares of the Issuer's Class A Preferred Stock to 5,193,340 shares of the Issuer's common stock. On June 7, 2001, the Issuer increased its number of authorized shares to 175,000,000 shares of common stock. On June 13, 2001, a reorganization agreement between the Issuer and Randall K. Fields and Riverview Financial Corp. was signed, see "Item 7. Material to be filed as Exhibits" to this Schedule 13D. The Issuer's total number of outstanding shares is now 148,923,236 shares of common stock. That total number outstanding leaves Yankees with 3% of the Issuer's common stock.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  Not Applicable

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  4,878,287; 3%

     (b)  Sole voting and dispositive power 4,878,287

     (c) Transactions within the last 60 days in the subject shares are as follows: On 5/3/01, Yankees exercised its warrant with the Issuer for 2,484,752 common shares; On 5/3/01, 2,000,000 shares were distributed to Yankees stockholders as a stock dividend; On 5/31/01, Yankees converted 259,667 shares of Class A Preferred to 5,193,340 common shares; On 6/8/01, Yankees exercised its warrant with the Issuer for 638,243 common shares; On 6/8/01, 638,243 shares were distributed to Yankees stockholders as a stock dividend; On 6/8/01, Yankees distributed 415,000 shares of common stock to employees and designees; On 6/15/01, 700,000 shares were distributed to Yankees stockholders as a stock dividend; On 6/27/01, 484,752 shares were distributed to Yankees stockholders as a stock dividend. The net result of these transactions leaves Yankees with 4,878,287 shares, which is 3% of the Issuer's outstanding shares.

     (d)  Not Applicable

     (e)  June 13, 2001

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

          Reorganziation Agreement, dated May 31, 2001 as amended on June 11, 2001 and June 13, 2001, between the Issuer, Randall K. Fields and Riverview Financial Corp. and the settlement agreement between the Issuer and The Yankee Companies, Inc., which was filed as an exhibit to the Issuer's form 8-KSB filed with the Commission on June 28, 2001.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      7/3/01
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Leonard Miles Tucker
                                        ----------------------------------------
                                                       (Signature)


                                        President of The Yankee Companies, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).